NEWS RELEASE

Release 06-2006

April 5, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER MAILS INFORMATION CIRCULAR

VANCOUVER, B.C. – Western Silver Corporation (TSX: WTC; AMEX: WTZ) today announced that it has mailed the information circular in relation to the proposed arrangement with Glamis Gold Ltd. (NYSE, TSX: GLG). The information circular is being mailed to all shareholders of record as of March 24, 2006, and contains details of the transaction under which Glamis will acquire, through a previously announced plan of arrangement, all of the outstanding shares of Western Silver.

A special meeting of Western Silver shareholders will take place on May 1, 2006 in order to vote on the transaction. Subsequent to approval at the shareholder meeting and receipt of regulatory and court approvals, the transaction is scheduled to close by May 3, 2006.

The arrangement will also result in the Carmacks Copper project being held in a new company called Western Copper Corporation, and the information circular contains a summary of a recently completed technical report on the Carmacks Copper project. The information circular and the full report on Carmacks, authored by Orequest Consultants Ltd., have been filed on SEDAR and will be available on the Company’s web site at www.westernsilvercorp.com.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Western Silver:
Dale Corman, Chairman and CEO, 604 638 2501
Gerald Prosalendis, V.P. Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.